                          AMENDMENT NO. 4 TO FORM 10-SB


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS

           Under Section 12 (g) of The Securities Exchange Act of 1934

                           AMERICARE HEALTH SCAN, INC.
                 (Name of Small Business Issuer In Its Charter)


           FLORIDA                                    65-0714523
----------------------------             --------------------------------------
(State or Other Jurisdiction             (I. R. S. Employer Identification No.)
of Incorporation or Organization)


  20 Northwest 181st Street, Miami, Florida                       33169
 ----------------------------------------                       ----------
 (Address of principal executive offices)                       (Zip Code)


                                 (305) 770-1141
                           ---------------------------
                           (Issuer's Telephone Number)


                                 (305) 651-0690
                           ---------------------------
                          (Issuer's Telecopier Number)


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT.


TITLE OF EACH CLASS
   COMMON STOCK                       NAME OF EACH EXCHANGE ON WHICH REGISTERED
-------------------                   -----------------------------------------
 .001 Par Value                                             N/A


OUTSTANDING AS OF DECEMBER 5, 2001
----------------------------------
            14,765,148

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

BACKGROUND

On February 3, 1994, Americare Health Scan, Inc. ("AHS") was incorporated under the laws of the State of Florida. From its inception through December 1996, AHS was a shell corporation with no operations. On July 24, 1996, AHS changed its name to Old Americare Health Scan, Inc. ("OAHS"). On December 31, 1996, OAHS merged with Environmental Digital Systems, Inc. ("EDS"), a Delaware corporation, and EDS was the surviving corporation. Three percent (3%) of the issued and outstanding shares of the surviving corporation went to the shareholders of EDS, and the remaining ninety-seven percent went to OAHS shareholders. Prior to the merger, EDS was a public shell corporation with no operations that had no affiliation or relationship with OAHS. Simultaneously with the December 31, 1996, merger between EDS and OAHS, EDS merged with Americare Health Scan, Inc., a corporation that was incorporated on August 8, 1996, under the laws of the state of Florida, and the surviving corporation was Americare Health Scan, Inc.

Americare Health Scan, Inc. (hereinafter the "Company") is a development stage company that competes in or is seeking to compete in the markets for medical diagnostic tests, blood glucose monitoring systems, and transdermal drug delivery systems. The Company has had no revenues from product sales since inception.

Americare Biologicals Inc. ("ABI") became a subsidiary of the Company after being acquired on September 30, 1996. ABI was incorporated under the laws of the state of Florida on September 9, 1992. ABI was a non-operating shell corporation between September 1992 and September 1996. Since September 1996, ABI has had no operations separate from the Company. The Company's policy is to report the financial condition and results of operations on a consolidated basis.

The Company also owns 25 percent of the issued and outstanding common stock of Americare Diagnostics, Inc. ("ADI") and Americare International Diagnostics Inc. ("AIDI"). ADI was incorporated under the laws of the state of Florida on February 19, 1996. It currently has no operations. ADI's assets consist of two United States patents covering a method for the non-invasive measurement of blood glucose levels through the skin, and one million (1,000,000) shares of Americare Health Scan, Inc. common stock. AIDI was incorporated under the laws of the state of Florida on June 10, 1996. AIDI currently has no operations. Its assets consist of a United States patent covering a method for the estimation of active infection by Helicobacter Pylori--the main cause of peptic ulcers, and one million (1,000,000) shares of Americare Health Scan, Inc. common stock.

Americare Technologies, Inc. ("ATI"), a related entity, was incorporated under the laws of the state of Florida on February 19, 1996. ATI currently has no operations. Its assets consist of four United States patents covering the transdermal delivery of high molecular weight drugs.

Joseph P. D'Angelo, D.D.S., his family, and affiliated entities control the Company, Americare Diagnostics, Inc., Americare International Diagnostics Inc., and Americare Technologies, Inc. They collectively own 11,240,941 or 76.1% of the 14,765,148 shares of issued and outstanding common stock of the Company; 12,655,392 or 56.86% of the 22,255,671 shares of issued and outstanding common stock of Americare Diagnostics, Inc.; 12,951,601 or 68.37% of the 18,649,051 shares of issued and outstanding common stock of Americare International Diagnostics, Inc.; and 12,908,445 or 83.65% of the 15,191,753 shares of issued and outstanding common stock of Americare Technologies, Inc. Dr. D'Angelo is the President of each of these entities.

The Company is considering a consolidation of the Company and its related entities. Such consolidation is a present only in the talking stages, therefore, no agreements related to the proposed consolidation have materialized. Such proposals will be presented to the Board of the appropriate corporate entities for their discussions and approval. If successful, the proposals will then be presented for vote by each corporate entity for the shareholders' approval or denial. The Company has not progressed beyond the talking stages therefore consolidation would not be accomplished in the foreseeable future. There are no documents reflecting such potential consolidation at this time.

The Company is currently seeking to market its Saliva HIV Test in South America through independent distributors, and is attempting to raise debt and/or equity financing. Becoming fully reporting would enhance shareholder value if these efforts are successful in whole or in part.

THE COMPANY'S PRODUCTS

None of the below-listed technologies or products has been approved for sale in the United States by the Food and Drug Administration ("FDA"). Except for the Saliva Collector and Saliva HIV Test Kit, none of our technologies is ready for sale outside the United States. The Company, however, through independent distributors, is currently seeking regulatory approval of, and the right to market, its Saliva HIV Test Kit in Brazil, Argentina, Paraguay, Uruguay, and Venezuela. Each independent distributor bares all expenses relating to its regulatory and marketing efforts. The Company expects that the relevant regulatory authorities in the above-referenced countries will render decisions regarding its Saliva HIV Test by the end of the year. To date, the Company's Saliva HIV Test Kit has not been approved for sale in any foreign country.

The completion of previously commenced research and development work on the Company's technologies other than the Saliva Collector and Saliva HIV Test will require tens of millions of dollars. The Company is currently attempting to raise funds to develop and exploit those technologies, but there is no assurance that the Company will be able to obtain such funding.

ANA-SAL(TM)SALIVA COLLECTOR

Most blood tests refer to the determination of the presence or absence of certain analytes and the quantitative and/or qualitative analysis of the analytes which are contained in the serum which are the components of the blood.

There are two components of the blood - - the plasma or serum and the cells. The components of the saliva, i.e., the cirricular crevice transidate which are reference in Americare's saliva test contain analytes which are also present in the serum or plasma portion of the blood. Saliva is a very complex body fluid. It contains secretions and excretions from a multitude of sources, i.e., various glands such as the parotid maxillary, mandibular, mucus, palatine sinuses, and also other sources.

It has been demonstrated by numerous researchers over the past 50 years that the cirricular crevice transidate, (the secretions which exist between the gums of the teeth) have the same components as plasma or serum of the blood. Therefore, the cirricular crevice transidate contains the elements of the body chemistry, foreign chemical invaders such as drugs, elements of the immune system responses, etc. The Ana Sal Saliva Collector has been designed to collect the cirricular crevice transidate secretions, enable to have the components transidate be separated from the collector without binding to the collector material. The properties of the Americare Saliva Collector will thusly maximize the quantity of analytes available for testing by the lateral fluid technology.

A few of the researchers that have demonstrated that saliva has the same components as plasma or serum of the blood are as follows:

Irving Mandel, Associate Dean for research at Columbia University has spent most of his 50 years of research at Columbia devoted to the use of saliva for diagnostic purposes. The annals of the New York Academy of Sciences published a 348 page dissertation SALIVA AS A DIAGNOSTIC FLUID, Volume 694) edited by Daniel Malamud, PhD, and Lawrence Tabak, PhD. This comprehensive journal discusses in great length the use of saliva in diagnostics.

There are many contributors throughout the past 50 years that have substituted the use of saliva as a diagnostic fluid.

MALAMUD, D. 1992. Saliva as a diagnostic fluid. Br. Med. J. 305: 207-208.

SCHRAMM, W. & R. J. SMITH. 1991. An ultrafiltrate of saliva collected IN SITU as a biological sample for diagnostic evaluation. Clin. Chem. 37: 114-115.

MUCKLOW, J.C. 1982. The use of saliva in therapeutic drug monitoring. Ther. Drug. Monit. 4: 229-247.

KNOTT, C. & F. REYNOLDS. 1984. The place of saliva in antipileptic drug monitoring. Ther. Drug Monit. 6: 35-41.

WESTENBERG, H.G.M., R.A. DE ZEEUW, E. VAN DER KLEIJN & T.T. OEI. 1977. Relationship between carbamazepine concentrations in plasma and saliva in man as determined by liquid chromatography. Clin. Chem. Acta 77: 155-161.

YAMAZUMI, S. & S. MIURA. 1981. Heloperidol concentrations in saliva and serum: determination by the radioimmunoassay method. Int. Pharmacopsychiatry 16:
174-183.

GOZAL, D., A. COLIN, H. SCHCHAR & H. BEN-ARYEH. 1985. Salivary theophylline: a reliable alternative to monitoring serum levels? Isr. J. Med. Sci. 21: 462-463.

WILSON, J.T. 1992. Clinical correlates of drugs in saliva. Ann. N.Y. Acad. Sci. This volume.

HAECKEL, R. 1990. Saliva, an alternative specimen in clinical chemistry. J. Int. Fed. Clin. Chem. 2: 208-216.

KHANNA, N.N., H.S. BADA & S.M. SOMANI. 1980. Use of salivary concentrations in the prediction of serum caffeine and theophylline concentrations in premature infants. J. Pediatr. 96: 494-499.

HAECKEL, R. 1990. Saliva, an alternative specimen in clinical chemistry. J. Int. Fed. Clin. Chem. 2: 208-217.

READ, G.F. 1989. Hormones in saliva. IN Human Saliva: Clinical Chemistry and Microbiology. Volume II. J.O. Tenovuo, Ed.: 147-176. CRC Press. Boca Raton, Florida.

SMITH, R.G., P.K. BESCH, B. DILL & V.C. BUTTRAM. 1979. Saliva as a matrix for measuring free androgens: comparison with serum androgens in polycystic ovarian disease. Fertil. Steril. 31: 513-517.

WANG, D.Y., V.E. FANTL, F. HABIBOLLAHI, G.M. G. CLARK, I.S. FENTIMAN, J.L. HAYWARD & R.D. BULBROOK. 1986. Salivary oestradiol progesterone levels in premenopausal women with breast cancer. Eur. J. Cancer Clin. Oncol. 22: 427-433.

ELLISON, P.T. 1988. Human Salivary steroids: methodological considerations and applications in physical anthropology. Yearb. Phys. Anthropol. 31: 115-142.

ELLISON, S.A., P.I. MASHIMO & I.D. MANDEL. 1960. Immunochemical studies of human saliva. I. The demonstration of serum proteins in whole and parotid saliva. J. Dent. Res. 39: 892-898.

TOMASI, T.B. & S. SIEGELBAUM. 1963. The selective occurrence of y1A globulins in certain body fluids. J. Clin. Invest. 42: 1552-1560.

BRANDTZAEG, P. 1989. Salivary immunoglobulins. IN Human Saliva: Clinical Chemistry and Microbiology. Vol. II, J.O. Tenovuo, Ed.: 1-54. CRC Press. Boca Raton, Florida.

ARCHIBALD, D.W., J.P. JOHNSON, P. NAIR, L.S. ALGER, C.A. HERBERT, E. DAVIS & S.
E. HINES. 1990. Detection of salivary immunoglobulin A antibodies to HIV-1 in infants and children. AIDS 4: 417-420.

MELLANDER, L., B. CARLSSON & L.A. HANSON. 1984. Appearance of secretory IgM and IgA antibodies to ESCHERICHIA coli in saliva during early infancy and childhood.
J. Pediatr. 104: 564-568.

ARCHIBALD, D.W., L. ZON, J.E. GROOPMAN, M.F. McLANE & M. ESSEX. 1986. Antibodies to human T-lymphotropic virus type III (HTLV-III) in saliva of acquired immunodeficiency syndrome (AIDS) patients and in persons at risk for AIDS. Blood 67: 831-834.

PARRY, J.V., K.R. PERRY & P.P. MORTIMER. 1987. Sensitive assays for viral antibodies in saliva: an alternative to tests on serum. Lancet II: 72-75.

JOHNSON, A.M., J.V. PARRY, S.J. BEST, A.M. SMITH, M. DESLIVA & P.P.MORTIMER. 1988. HIV surveillance by testing saliva. AIDS 2: 369-371.

VAN DEN AKKER, R., J.A.R. VAN DEN HOEK, W.M.R. VAN DEN AKKER, H. KOOY, E. VIJGE,
G. ROOSENDAAL, R.A. COUTINHO & A.M. VAN LOON. 1992. Detection of HIV antibodies in saliva as a tool for epidemiological studies. AIDS 6: 953-957.

BULL, A.R., K.J. KIMMANCE, J.V. PARRY & K.R. PERRY. 1989. Investigation of an outbreak of hepatitis A simplified by salivary antibody testing. Epidemiol. Infect. 103: 371-376.

FERGUSON, D.B., Ed. 1984. Steroid Hormones in Saliva. Front. Oral Physiol. Volume 5, p. 1-162. Karger. Basel.

THIEME, T., P. YOSHIHARA, S. PIACENTINI & M. BELLER. 1992. Clinical evaluation of oral fluid samples for diagnosis of viral hepatitis. J. Clin. Microbiol. 30:
1076-1079.

SUNSHINE, I. & K.M. DUBOWSKI. 1975. IN Methodology for Analytical Toxicology. Vol. 2: 149-153. CRC Press. Boca Raton, Florida.

CHEN, P.S., T.Y. TORIBARA & H. WARNER. 1956. Anal. Chem. 28: 1756-1758.

ATKINSON, J.C., W.D. TRAVIS, S.R. PILLEMER, D. BERMUDEZ, A. WOLFF & P.C. Fox. 1990. Major salivary gland function in primary Sjogren's syndrome and its relationship to clinical features. J. Rheumatol. 17: 318-322.

TENOVUO, J.O., Ed. 1989. Human Saliva: Clinical Chemistry and Microbiology. CRC Press. Boca Raton, Florida.

PARRY, J.V., K.R. PERRY, S. PANDAY & P.P. MORTIMER. 1989. Diagnosis of Hepatitis A and B by testing saliva. J. Med. Virol. 28: 255-260.

ENEY, R.D. & E.O. GOLDSTEIN. 1974. Compliance of chronic asthmatics with oral administration of theophylline as measured by serum and salivary levels. Pediatrics 57: 513-517.

The Company's Ana-Sal(TM) Saliva Collector is designed for the collection, recovery, dispensing, and on-the-spot testing of saliva samples. The device consists of a recovery container in the shape of a small flexible plastic test tube, and a cylinder-shaped collector made of polyurethane foam. Prior to sample collection, the subject must refrain from eating or drinking for at least four hours. To collect a sample, the subject simply places the collector in his mouth between the cheek and gums for approximately five minutes. Thereafter, the collector is placed in the plastic test tube, which is then squeezed so that the saliva flows out of the collector into the reservoir at the bottom of the test tube. The sample can then be analyzed.

The Company's Saliva Collector is designed to replace or serve as an alternative to more traditional and invasive sample collection methodologies such as drawing blood which will require to be separated into the two factors, i.e., cells and plasma. It can be used with a number of diagnostic tests, including but not limited to analysis for HIV antibodies, Anthrax antibodies, hepatitis, and drugs of abuse. Ana-Sal Saliva Collector although its construction and ability to maximize the collection of the curricular crevice transidate and recovery from the absorbent portion of the collector, it has not been approved for use with any diagnostic test as of this date.

A patent for the Saliva Collector was issued to the Company on June 8, 1999--Patent No. 5,910,122--and there is one pending United States patent application relating to improvements of the Saliva Collector.

In March 2000, the Company entered into a confidential supply and license agreement with a Massachusetts company, Avitar, Inc., for the manufacture of the Saliva Collector. Under the agreement the Company granted licenses to Avitar to manufacture, use and sell the Saliva Sample Collection System for the following patent products filed May 9, 1995: (CIP of 08/239,726 filed May 9, 1994) and (PCT/US95/05889). Pursuant to said agreement Avitar, Inc. is to pay royalties of 10% of the net selling price of the licensed product sold as a separate collecting device or $0.075 per unit when the licensed product is sold as part of a diagnostic test kit. The term of the agreement expires when the Company's patent rights cease or mutually terminated at any time within six months notice. To date, the Company has not realized any revenues from this agreement.

ANA-SAL(TM)SALIVA HIV TEST
According to the World Health Organization, there are currently 36 million people worldwide who are infected with HIV, the virus that causes AIDS, including 800,000 to 900,000 in the United States. Since 1981, over 22 million people have died from AIDS, which is now the fourth leading cause of death globally, and the leading cause of death in Africa. Ninety percent of those with HIV/AIDS live in developing countries, and seventy-five percent live in Sub-Saharan Africa. Last year, 5.3 million people worldwide--14,500 per day--were newly infected with HIV. Worldwide it is estimated that roughly 90 percent of HIV infections remain undetected. The Centers for Disease Control and Prevention ("CDC") estimates that one third of HIV positive people in the United States do not know their status.

The traditional HIV testing system in the United States requires one or two tubes of blood to be drawn. A screening test, called the ELISA or EIA, is used first to screen out the negatives. When a positive sample is identified using the ELISA test, a confirmatory test, called the Western Blot, is used to rule out false positives. This two-step process has the drawbacks of requiring a blood draw, after which confirmed positive results may take anywhere from 4-14 days to be processed by the laboratory, and requiring the patient to make a second visit to the clinic, hospital, or doctor's office for confirmation of the initial results. This system is also expensive because it requires trained HIV/AIDS counselors, blood drawers, laboratory technicians, and administrative staff in addition to the cost of the test itself. Another problem with the existing system is that many at-risk people still avoid testing, and nearly one third of those who test HIV positive fail to return for their results. To combat this problem, the CDC recommends that all public testing facilities use rapid HIV tests.

Rapid, accurate and early diagnosis of HIV infection is essential to prevent the spread of the disease, and to commence treatment. Americare Health Scan, Inc. is attempting to introduce into the international market a low cost and easy to use rapid Saliva HIV Test that takes 10 to 20 minutes to perform. To collect a saliva sample, the subject simply places Americare's Ana-Sal(TM) Saliva Collector in his mouth between the cheek and gums for approximately five minutes. Thereafter, the sample is removed from the collector, mixed with a reagent solution, and analyzed using a lateral flow technology similar to the process used to perform pregnancy tests and tests for drugs of abuse.

Efforts are currently underway through independent distributors to procure regulatory approval of, and orders for, the Company's Saliva HIV Test and Saliva Collector from entities in Brazil, Argentina, Venezuela, Paraguay and Uruguay. For example, the Company entered into the following agreements:

SALES AGREEMENT BETWEEN AMERICARE BIOLOGICALS, INC., AND JAMES DESAPIO. Under the agreement DeSapio is granted a license to market and sell any of the company's technology and products to countries which have issued government approval to the licensee. The license is on a worldwide basis and Americare is paid a royalty of $9.23 per multiple test kit sold or $10.23 for single test kits sold. The term of the agreement is not fixed, however, it may be terminated by Americare.

SALES AND DISTRIBUTION LICENSING AGREEMENT BETWEEN AMERICARE BIOLOGICALS, INC. AND GLOBAL INTERNATIONAL EQUIPMENT, INC. ("GLOBAL") Under the agreement, Global is granted a license to sell and market Americare's HIV test kit under the name Ana-Sal to Venezuela, Brazil, Australia and New Zealand. The agreement is contingent upon Global obtaining the necessary government approval for Americare's products in the above-referenced countries. The term of the agreement runs from January 17, 2001 through January 17, 2002.


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AGREEMENT BETWEEN AMERICARE BIOLOGICALS, INC. AND GERHARD BUCKHOLZ. Under the
agreement, Americare grants a license to Buckholz to market and sell Americare's Ana-Sal HIV Test to all countries in the continent of Africa, except Nigeria. Pursuant to the agreement, Buckholz will obtain written approval by the South African Health or Drug Administration that the product is an accepted procedure and the test complies with the countries' appropriate laws. Once written approval is received for a certain country, Buckholz shall act as a distributor of Americare's Ana-Sal HIV Test. The term of the agreement is from August 1, 1999 through August 1, 2001 and extended automatically for one year if Buckholz meets his sales requirements.

SALES AND DISTRIBUTION LICENSING AGREEMENT BETWEEN AMERICARE BIOLOGICALS, INC. AND THEODORE PARDO. Under the terms of the agreement, Pardo is granted a license to sell and market Americare's HIV test kit under the name Ana-Sal(R) to the governments of Brazil, Argentina, Ecuador, Uruguay, Paraguay, Chile, and Mercosur. The agreement is contingent upon Pardo's obtaining the necessary government approval for Americare's products in the above-referenced countries. The term of the agreement runs from November 30, 2001 through November 30, 2002.

ANA-SAL(TM)SALIVA ANTHRAX ANTIBODY TEST
According to the Centers for Disease Control and Prevention ("CDC"), Anthrax is an acute infectious disease caused by the spore-forming bacterium BACILLUS ANTHRACIS. Anthrax most commonly occurs in wild and domestic lower vertebrates (cattle, sheep, goats, camels, antelopes, and other herbivores), but it can also occur in humans when they are exposed to infected animals, tissue from infected animals, or airborne spores. Anthrax is most common in agricultural regions where it occurs in animals. These include South and Central America, Southern and Eastern Europe, Asia, Africa, the Caribbean, and the Middle East.

Anthrax infection can occur in three forms: cutaneous (skin), inhalation, and intestinal.

CUTANEOUS ANTHRAX: Approximately 95 percent of past Anthrax infections have occured when the bacterium enters a cut or abrasion on the skin, such as when handling contaminated wool, hides, leather or hair products (especially goat hair) of infected animals. Skin infection begins as a raised itchy bump that resembles an insect bite but within 1-2 days develops into a vesicle and then a painless ulcer, usually 1-3 centimeters in diameter, with a characteristic black necrotic (dying) area in the center. Lymph glands in the adjacent area may swell. About 20 percent of untreated cases of cutaneous Anthrax will result in death. Deaths are rare with appropriate antibiotic therapy.

INHALATION ANTHRAX: About 1-6 days after inhaling BACILLUS ANTHRACIS spores, there would be a gradual onset of vague symptoms of illness such as fatigue, fever, mild discomfort in the chest and possibly a dry cough. The symptoms would improve for a few hours or 2-3 days. Then, there would be sudden onset of difficulty in breathing, profuse sweating, cyanosis (blue colored skin), shock, and death in 24-36 hours.

INTESTINAL ANTHRAX: The intestinal disease form of Anthrax may follow the consumption of contaminated meat, and is characterized by an acute inflammation

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of the intestinal tract. Initial signs of nausea, loss of appetite, vomiting, and fever are followed by abdominal pain, vomiting of blood, and severe diarrhea. Intestinal Anthrax results in death in 25 - 60 percent of cases.

According to the FDA, the only known effective prevention against Anthrax is the Anthrax vaccine. The Anthrax vaccine consists of a series of six doses with yearly boosters. The first vaccine of the series must be given at least four weeks before exposure to the disease. The vaccine was developed from an attenuated strain of BACILLUS ANTHRACIS. It derives from the cell-free culture filtrate of this strain and, in its final formulation, is adsorbed onto an aluminum salt. A controlled clinical trial of Anthrax vaccine was conducted with United States mill workers processing imported animal hair. During the trial, 26 cases of Anthrax were reported at the mills - five inhalation and 21 cutaneous cases. Of the five cases of inhalation Anthrax, two individuals had received the placebo, while three individuals were in the observational group. Four of the five people who developed inhalation Anthrax died. No cases of inhalation Anthrax occurred in Anthrax vaccine recipients. Based upon a comparison between the Anthrax vaccine and placebo recipients, the authors calculated a vaccine efficacy level of 92.5 percent.

Because of its efficacy rate and the requirement of multiple yearly doses, the Anthrax vaccine is not expected to eliminate the need for testing. Even vaccinated persons would be likely candidates for testing. Antibiotics are given to those exposed to Anthrax, with Ciprofloxacin being the drug of choice. Antibiotic treatment is known to lessen the severity of the illness in workers who acquire Anthrax through the skin. Inhaled Anthrax was formerly thought to be nearly 100 percent fatal despite antibiotic treatment, particularly if treatment is started after symptoms appear. A recent Army study resulted in successful treatment of monkeys with antibiotic therapy after being exposed to Anthrax spores. The antibiotic therapy was begun one day after exposure. This study implies antibiotic therapy may be useful in a Biological Warfare setting if begun soon after the attack. Anthrax is diagnosed by isolating BACILLUS ANTHRACIS from the blood, skin lesions, or respiratory secretions, or by measuring specific antibodies in the blood of persons with suspected cases. The currently available tests for Anthrax infection in the United States take 2-3 days to obtain results, which is too long given the rapid rate at which Anthrax progresses from infection to disease and death. As a result, there is a critical need for a rapid Anthrax Test so that bioterrorism attacks can be more quickly identified, and treatment of infected persons can be commenced prior to the onset of Anthrax Disease.

At present the tests for anthrax available to the medical profession is a "antibody test" which Americare is presently conducting research to provide a quicker and non-invasive test for said antibodies. The body when invaded by the anthrax spore produces antibodies which are specific for the invading anthrax bacteria, the physician will draw the blood from the patient and send a sample to a laboratory for identification of the specific antibodies which were produced by the body's immune system to combat the anthrax invader. The anthrax serology test can determine if a patient has ever been exposed to the anthrax bacteria. The anthrax test is a blood test which after the sample is drawn from the patient's vein must be sent to a laboratory for testing to determine the presence of the antibodies which are responsive to the invaded anthrax bacteria. The present blood test is invasive and needs blood to be drawn, sent to a medical laboratory, await the results of the laboratory procedures, returned visit to a physician for a consultation. This all takes time however, the progress of the disease created by the invasion of the anthrax bacteria develops very fast making it important to know as soon as possible whether or not the subject was exposed to the bacteria. The anthrax bacterium invasion progresses very rapid and will produce antibodies at all phases of its progress in the bloodstream of the patient. It is important to understand how the antibodies are produced and what period of time the they are produced and by what factor of the invader. It will be noted that the anthrax spore will invade the body (antibody production A), shred its spore covering exposing the bacterium (antibody production B), produce protective antigens (antibody production C), produce lethal factor (antibody production D) and finally producing edema factor (antibody production E). During all of these very stages the timely administration of antibiotics will be almost 100% curative. If the attack by the anthrax bacteria continues the process then becomes very deadly. The protective antigens will adhere to the surface of macrophages producing a window for the lethal and edema factor to enter the macrophages. These two factors create a deadly reaction within the macrophages creating an extensive accumulation of fluid which will burst the cell releasing into the bloodstream deadly toxins which will cause the demise of the patient. At this state the antibiotics are useless because they have no effect upon the deadly toxins which will cause terminal edema to the lungs and destructive mechanisms to other vital organs resulting in the death of the patient.

The Americare Anthrax Test is non-invasive, rapid saliva test which will give notice of the presence of the antibodies to the physician or health care professionals at various stages of the invasion indicating the patient's bloodstream is under attack by the invading anthrax bacteria. Such early notice will permit the physician to quickly commence antibiotic therapy.

The Americare Anthrax Test employs the technologies of using the curricular crevice transudate present in the saliva as a sample media on a laterial flow strip device to determine whether or not the patient was under attack by the anthrax bacteria. The technique employed is the same as the medical testing laboratories used when testing for the antibodies with the blood. The lateral flow rapid testing technology has been used in the past for a multitude of testing procedures used in either saliva or blood as a testing media. In order to be more conclusive as to the diagnostic advantages of Americare non-invasive saliva anthrax test, there will be required extensive clinical studies. These studies are necessary to establish the period during which the antibodies are produced as related to the disease progress. The sensitivity and specificity must be studied on a time line basis and appropriate adjustments made as deemed necessary. At this time due to the scarcity of anthrax infected patients may be proven to be difficult to do clinical testing in the United States. It necessitates field trials to be conducted in various parts of the world where the anthrax disease is more prevalent. The availability of the necessary anthrax antigens is also an unknown factor and will require extensive research to determine the sources of such antigens. There may be other factors which are not obvious at this time which require extensive research.

Americare is currently conducting research into an easy to use rapid Saliva Anthrax Antibody Test that would provide results in approximately 5-10 minutes. Most of the technology involved in this test can be purchased off the shelf. However, research and development are necessary to identify, among other things, the specific antigen mixture that would be necessary to positively identify the three forms of Anthrax. Principals of Americare have met with a law firm in Washington, D.C. who are specialists in FDA Rules & Regulations. The Americare Anthrax Saliva technology was presented to several lawyers of the firm Olsson Frank & Weeda, P.C., 1400 16th Street N.W., Suite 400, Washington, D.C. 20036 for their consideration. They informed Dr. D'Angelo that there was a good chance that the anthrax test could qualify for a fast track or expedited filing process with the FDA. It has been estimated that it will take approximately three to four months to complete the anthrax test in order to have the testing units ready for clinical trials. The clinical test should take approximately three months and the FDA process about 10 to 12 months.


Funding for this process would be approximately $5 million to $7 million which would be secured from debt financing. Americare at present does not intend to offer and sell securities therefore there will not be any need for an exemption from registration.

BLOOD GLUCOSE MONITORING SYSTEM
Diabetes is a chronic, life-threatening disease for which there is no known cure. It is the fourth leading cause of death by disease in the United States. According to the American Diabetes Association ("ADA"), approximately 16 million people in the United States have diabetes, and approximately 800,000 new cases will be diagnosed this year. Ten million Americans have already been diagnosed with diabetes, while an estimated six million people have diabetes but are undiagnosed. The World Health Organization estimates that there are 125 million people worldwide with diabetes. This number is expected to double by 2005. Diabetes is also a costly and deadly disease. Each year in the United States it is estimated to account for nearly $100 billion in direct and indirect health care costs, and 193,000 deaths.

Type I (or juvenile) diabetes, the most severe form of the disease, comprises approximately 5-10 percent of diabetes cases in the United States, and requires daily treatment with insulin to sustain life. Type II (or adult onset) diabetes comprises the other 90-95 percent of diabetes cases in the United States, and is usually managed by diet and exercise, but may require treatment with insulin or other medication.

Beginning in the late 1970s, the availability of finger stick blood glucose monitoring systems that provided fast and accurate blood glucose measurements gave people with diabetes a tool to manage the disease more effectively and to improve the quality of care. Since that time, worldwide sales of self-administered blood glucose monitoring systems have increased dramatically. According to industry sources, the worldwide market for blood glucose monitoring products is approximately $3.5 billion, with the United States accounting for 60 percent of that amount.

In July 1993, The New England Journal of Medicine published the results of the Diabetes Control and Complications Trial ("DCCT"), a major nine-year clinical trial sponsored by the National Institutes of Health ("NIH"). Participants in the DCCT were assigned to either intensive or conventional therapy groups. Conventional therapy involved testing four times a day, with at least three injections of insulin, and making appropriate modifications to diet and exercise while injecting insulin in accordance with blood glucose levels. Each therapy group contained people with no significant complications, as well as people with mild complications. The study demonstrated that maintaining blood glucose levels as close as possible to normal reduces by approximately 60 percent the risk for development and progression of certain diabetes complications. Although the DCCT included only people with Type I diabetes, the American Diabetes Association stated that there was reason to believe the effects of better control of blood glucose levels would apply to people with Type II diabetes. The results of the study were so compelling that the study was terminated earlier than planned because those conducting the study felt that to continue conventional treatment for the control group would deprive its participants of the benefits of the study's findings.

The intensive therapy that the DCCT study recommends involves testing at least four times a day. Other diabetes related publications have recommended testing six to eight times a day. Based on various studies, including a survey by the NIH, the Company believes that people with diabetes, on average, test their blood glucose levels less than twice per day. The Company believes that such patient non-compliance is due, in part, to the pain and inconvenience associated with the use of conventional finger stick blood glucose monitoring systems.

The Company has developed a non-invasive Blood Glucose Monitoring System that eliminates the discomfort and inconvenience associated with available finger stick blood glucose monitoring systems. The components of this system are an adhesive patch that is placed on the skin, and an electronic reflectance meter or reader. The patch is placed on the surface of the skin for five minutes. A tab is then removed from the patch, and the blood glucose measurement is obtained by placing a reflectance meter on the area of the patch where the tab was removed. The reflectance meter measures the color of the test strip at two or more wavelengths, extrapolates that information into a blood glucose level, and displays the blood glucose level.

The Company's Blood Glucose Monitoring System was originally prototyped in 1994. The Blood Glucose Monitoring System has been tested by the Company to its satisfaction that the technology works as represented. Patents were filed and issued which clearly define the technology that makes the process feasible. The Company estimates that it will need approximately $15 million to complete research and development on this technology and pursue FDA approval. The Company is attempting to raise such funds through debt and/or equity financing. The remaining research and development and FDA submission process is estimated to take approximately 2-3 years. The Company cannot proceed any further with the development of the technology until appropriate funding is made available. It is difficult at this point and time to ascertain what data and additional testing will be needed for the regulators in order to receive marketing approval. Until funding is made available to retain the personnel versed in such regulatory requirements, the purchase equipment which is required to complete the testing protocols and approved clinical studies are completed, the Company does not intend to proceed any further.

OTHER BLOOD GLUCOSE MONITORING METHODS

One existing method of testing blood glucose levels obtains a blood sample using the finger stick method. This method requires the user to prick a finger with a lancet, draw a drop of blood, and place the blood on a chemically treated disposable test strip. After a specified amount of time has elapsed, the blood in most cases must be blotted or wiped off, and then, after an additional amount of time has elapsed, the blood glucose level is read by visually comparing the color of the test strip to that of a color chart.

An alternative method requires the use of a blood glucose-monitoring meter. This system also requires the user to prick a finger, draw a drop of blood, and place the blood on a test strip similar to the strip described above. In this case, the test strip is then placed in a meter containing a light source and a digital readout device--a reflectance meter. A variation of the conventional reflectance meter approach uses test strips that, rather than producing a color change, produce a small electric current. The amount of current produced is a function of the blood glucose level.

With either of the above-described testing methods, adequate control of blood glucose levels requires a finger stick each time a sample is taken. This is often an unpleasant experience for the user, especially for children. Depending upon the relative dexterity of the user, the meter process generally takes at least two to four minutes. Moreover, the ongoing costs of repeated finger stick testing, including the costs of test strips, lancets, swabs, antiseptics, test solutions and other related materials, are significant to the average user. A significant problem associated with these invasive finger stick methods is the requirement to safely dispose of lancets and bloody test strips and swabs. Finally, any type of invasive procedure entails some risk of infection.

Yet another method of monitoring blood glucose levels is the GlucoWatch marketed by Cygnus, Inc. The GlucoWatch is worn like a wristwatch, and is the first non-invasive blood glucose monitoring device to be approved by the FDA. Users slide a thin plastic sensor onto the back of the GlucoWatch each time they put it on. After a three-hour warm-up, the GlucoWatch begins extracting glucose from fluid in skin cells using a low electric current, and displaying a readout every 20 minutes for a 12-hour period. This device, however, will not completely replace the finger stick. The FDA approved the GlucoWatch as a supplement to, not a replacement for, traditional blood tests because it sometimes provides erroneous readings. In addition, the user must calibrate the GlucoWatch each time he puts it on by drawing blood from his finger, measuring the glucose level with a regular meter, and entering the result into the watch.

The Company owns one Canadian patent covering its Blood Glucose Monitoring System. Americare Diagnostics, Inc., an affiliate in which the Company owns a 25 percent interest, has two United States patents relating to non-invasive glucose monitoring. There is no written license or other agreement between the Company and Americare Diagnostics, Inc. relating to these technologies.

TRANSDERMAL DRUG DELIVERY SYSTEM

Drugs are generally administered via the mouth, eyes, or nose, or by injection or inhalation. Dosage intervals may be inconvenient, and some oral drugs are partly destroyed or neutralized in the stomach, intestine or liver before reaching the bloodstream, which means that a higher dose is needed to ensure efficacy, and this could increase the risk of side effects. Injections cost both time and money, and also have the potential problem of introducing infection. To counter these limitations and to improve patient compliance (especially by elderly patients who are often prescribed several medications with different dosage regimens), drug companies have developed controlled transdermal drug delivery systems.

Transdermal drug delivery systems move a drug from the surface of the skin through the skin and into the bloodstream, typically, via adhesive patches. Unlike oral medication, transdermal drug patches release the active compounds directly into the blood. The transdermally delivered drug is (1) less likely to cause nausea or vomiting because it avoids the gastrointestinal system; (2) results in a constant level of the drug instead of the troughs and peaks in blood levels obtained from oral drugs or injections; and (3) eliminates any concerns about patients forgetting, or waking up, to take a pill.

None of the currently available transdermal drug delivery systems, however, have been able to deliver drugs with molecular weights greater than 900 daltons (a dalton is a unit of mass equal to the weight of a hydrogen atom), and skin irritation has been a recurring problem with such drugs. The Company has developed a transdermal drug delivery system that can deliver high-density (high molecular weight) drugs such as insulin (6,000 daltons) and calcitonin (4,500 daltons) without skin irritation. This technology potentially can deliver approximately 90 percent of all prescriptive and over-the-counter drugs transdermally. The Company's transdermal drug delivery system can be customized to deliver multiple doses of the same or different drugs using only one patch.

TEAR AND RELEASE(TM) TRANSDERMAL PATCH SYSTEM

The Tear and Release(TM) Patch is designed around the concept of microencapsulated drugs. In use, the drug is protected inside a microcapsule that is sandwiched between the two layers of a disposable adhesive patch. When the top layer is peeled back and then resealed, the microcapsules are ruptured and the drug is delivered through the skin. The proprietary and patented chemistry of the entire system allows for the transdermal delivery of drugs with molecular weights up to and greater than 6,000 daltons.

The transdermal drug delivery system was primarily developed and proven to work in the Americare facility. Subsequent to the development of the technology in Americare facilities, Dr. David R. Friend, in the Controlled Release and Biomedical Polymers Department, SRI International in California, an expert in the transdermal delivery system technology, performed independent studies which proved to be as efficacious as represented. The drug of choice was calcitonin which has a molecular weight of 4,500 daltons. In all of the studies conducted there was no evidence of any irritation to the skin. In addition, studies were conducted at an independent laboratory using insulin which has a molecular weight of 6,000 daltons. The results demonstrated that Americare's transdermal system delivered the insulin transdermally in acceptable quantities. However, in some of the patients the delivered insulin was inhibited by the antibodies and in others the insulin worked as required. None of these patients exhibited any inflammation or irritation to the skin. In addition, there were no side effects exhibited.

At present, Americare is not seeking any approval from either the United States and any other countries until adequate funding is made available or some type of collaberation with a large pharmaceutical company is realized. The Company is confident that its transdermal delivery system is capable of delivering high molecular weight drugs without any skin irritation. However, each drug must be evaluated as to the effect the antibodies may or may not have on the delivered drug's efficacy. This will require extensive research for what every drug has been selected to be transdermally delivered using the Americare system.

An additional feature of the patch is Command and Demand(TM), which gives patients the ability to control the timing and dosage of drug delivery. Each segment of the patch can contain a predetermined concentration of a drug, or different drugs, all depending on the treatment desired. This patch can also have a continuous low-level (basal) dose of medication.

PULL PATCH TRANSDERMAL PATCH SYSTEM

The Pull Patch Transdermal Patch System is a large drug volume delivery system that retains the Command and Demand(TM) features found in the Tear and Release(TM) patch. By using a drug reservoir or well, combined with a proprietary chemistry system, we have developed a multiple dose, multiple drug single patch. To activate the patch, the patient removes a safety seal that exposes a pull-tab, and then simply pulls the tab out. This releases the drug for transdermal delivery.

ELECTRONIC TRANSDERMAL DELIVERY SYSTEM

The Company has also developed a practical and user-friendly Electronic Transdermal Delivery System, which uses the Company's revolutionary ultraphonophoresis technology to pass drugs through the skin. The advantages of this device over the traditional technology of iontophoresis is that very large molecular weight drugs can be delivered without irritating or harming the skin; and all forms of the drug will work, not only ionizable ones, as in the iontophoresis method.

The Company's Electronic Transdermal Delivery System uses an electronic device the size of a beeper that can be worn on the belt. A non-invasive disposable adhesive patch is placed on a convenient part of the body, and is plugged into the electronic device. The electronic unit can be programmed to deliver the drug on a time schedule or an "as needed" basis. The control can be with the patient or pre-set by a doctor. Another feature of the electronic transdermal delivery system is that it can take the drug "right out of the bottle" with no additional chemical treatment. The Company envisions that in the future its system may be miniaturized to be incorporated into a device the size of a wrist watch or even incorporated into the patch itself.

The Company's Transdermal Drug Delivery System was originally prototyped in 1993, and the technology has been proven to work. Insulin and Calcitonin have been successfully delivered transdermally using the Company's electronic and chemical delivery technologies. The Insulin delivered during preliminary testing was efficacious in 20 percent of the subjects. The Calcitonin delivered during preliminary testing was efficacious in approximately 99 percent of the subjects. The Company still needs to perform research and development into a method of molecular encapsulation to increase the efficacy for insulin. The Company estimates that it will need approximately $40 million to complete research and development on its transdermal drug delivery technology and pursue the necessary FDA approvals. The Company is attempting to raise such funds through debt and/or equity financing. The remaining research and development and FDA submission process is estimated to take approximately 2-3 years.

The Company owns two United States patents that cover its Transdermal Drug Delivery System. Americare Technologies, Inc., a related entity, owns four United States patents that cover transdermal drug delivery. There are no written license or other agreements between the Company and Americare Technologies, Inc. relating to this technology.

ACTIVE HELICOBACTER PYLORI INFECTION TEST

Approximately two-thirds of the world's population is infected with Helicobacter Pylori (H. Pylori), the main cause of peptic ulcer disease. H. Pylori causes 90 percent of duodenal ulcers, 80 percent of gastric ulcers, and 60 percent of gastric cancers. Although H. Pylori infection does not necessarily result in an ulcer, according to the CDC, approximately 25 million Americans will suffer from peptic ulcer disease at some point in their lifetime. Each year there are 500,000 to 850,000 new cases of peptic ulcer disease, and more than one million ulcer-related hospitalizations. According to the CDC, annual healthcare costs of peptic ulcer disease in the United States have been estimated at nearly $6 billion - $3 billion in hospitalization costs, $2 billion in physician office visits, and $1 billion in decreased productivity and days lost from work.

If H. Pylori infection is diagnosed early, appropriate antibiotic regimens can eradicate the infection in most patients, with a minimal chance for recurrence of ulcers. Present testing methods include endoscopy with stomach biopsy (an invasive surgical procedure requiring removal of stomach tissue), blood testing, breath tests, and stool tests.

Americare International Diagnostics, Inc. has developed a rapid non-invasive saliva test for the direct detection of the disease process known as Active H. Pylori Infection. The Ana-Sal(TM) Saliva Test for H. Pylori requires only a one minute procedure for the detection of Active H. Pylori Infection after a 5 minute saliva sample collection procedure. This technology was prototyped in 1996. The Company has conducted over 100 tests at a Miami hospital which have proven that the H. Pylori test does work as represented. The patients tested were confirmed having H. Pylori infections by gastroenterologists during routine cleo test. There will be required additional research to establish the normal and abnormal cutoff ranges. This will require extensive titration studies. Until the appropriate funding for these tests have been received, there will not be any further research conducted. The test is non-invasive, does not present any problems of complications to the patient. The Company is not currently seeking approval for a technology in any countries. The application for this technology has been made to the patent office and the patents have been recently issued. However, it will take an estimated $10 million and 2-3 years to conduct remaining research and development and seek FDA approval.

Americare International Diagnostics, Inc., an affiliate in which the Company owns a 25 percent interest, has a United States patent relating to the estimation of active infection by H. Pylori. There is no written license or other agreement between the Company and Americare International Diagnostics, Inc. relating to this technology.

GOVERNMENT REGULATION

DOMESTIC REGULATION

Under the Federal Drug and Cosmetics Act, the FDA regulates almost all aspects of development, marketing and sale of diagnostic tests and medical devices in the United States. The Company's Saliva Collector would be regulated as a medical device. The blood glucose and saliva related products discussed above require an FDA submission for Pre-Market Approval ("PMA"), except the Saliva HIV Test requires an FDA Bureau of Biologics submission. The transdermal drug delivery products will require a pharmaceutical submission since they are used for transmission or injection of drugs and substances into the body.

There are two review procedures by which medical devices can receive FDA clearance. Some products may qualify for clearance under a Section 510(k) procedure, in which the manufacturer provides a pre-market notification that it intends to begin marketing the product, and shows that the product is substantially equivalent to another legally marketed product (i.e., that it has the same intended use and is as safe and effective as a legally marketed device and does not raise different questions of safety and effectiveness). In some cases, the submission must include data from human clinical studies. Marketing may commence when the FDA issues a clearance letter finding such substantial equivalence. Clearance under this procedure may be granted within 90 days, although in some cases as much as a year or more may be required.

If the medical device does not qualify for the 510(k) procedure (either because it is not substantially equivalent to a legally marketed device or because it is a Class III device required by statute and the FDA's implementing regulations to have an approved application for Pre-Market Approval), the FDA must approve a PMA before marketing can begin. PMA applications must demonstrate, among other things, that the medical device provides a reasonable assurance of safety and effectiveness. A PMA is typically a complex submission, including the results of pre-clinical and clinical studies. Preparing a PMA is a detailed and time-consuming process. Once a PMA has been submitted, the FDA's review may be lengthy, often requiring one year or more, and may include requests for additional data.

The process required by the FDA before a drug delivery system may be marketed in the United States depends on whether the pharmaceutical compound has existing approval for use in other dosage forms (e.g., oral solution, tablet). If the drug is a new chemical entity that has not been approved, then the process includes: (i) pre-clinical laboratory and animal tests; (ii) the filing of an

Investigational New Drug Application ("IND") with the FDA requesting authorization to conduct clinical trials; (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug for its intended use; (iv) submission to the FDA of a New Drug Application ("NDA"); and
(v) FDA review and approval of the NDA. If the drug has been previously approved, then the sponsor of a generic form of the same drug may obtain approval by submitting an Abbreviated New Drug Application that demonstrates that the two products are bio-equivalent. In addition to the foregoing, the FDA requires proof that the drug delivery system delivers sufficient quantities of the drug to the bloodstream to produce the desired therapeutic result.

Every company that manufactures diagnostic tests, medical devices, or drug delivery systems distributed in the United States must comply with the FDA's Good Manufacturing Practices ("GMP") regulations (also known as the Quality System Regulations). These regulations govern the manufacturing process, including design, manufacture, testing, release, packaging, distribution, documentation, and purchasing. Compliance with GMPs is generally required before the FDA will approve a PMA, and these requirements also apply to marketed products. Companies are also subject to other post-market and general requirements, including compliance with restrictions imposed on marketed products, compliance with promotional standards, record keeping, and reporting of certain adverse reactions. The FDA regularly inspects companies to determine compliance with GMPs and other post-approval requirements. Failure to comply with statutory requirements and the FDA's regulations can lead to substantial penalties.

INTERNATIONAL REGULATION

Sales of diagnostic tests and medical devices outside the United States are subject to foreign regulatory requirements that vary widely from country to country. These laws and regulations range from simple product registration requirements in some countries to complex clearance and production controls such as those described previously. As a result, the processes and time periods required to obtain foreign marketing approval may be longer or shorter than those necessary to obtain FDA approval. These differences may affect the efficiency and timeliness of international market introduction of the Company's products, and there can be no assurance that the Company will be able to obtain regulatory approvals or clearances for its products in foreign countries.

The Company has only two marketable products, the Saliva Collector and the Saliva HIV Test, which currently cannot be sold in the United States. The Company, through independent distributors, is currently seeking regulatory approval of, and the right to market, its Saliva HIV Test Kit in Brazil, Argentina, Paraguay, Uruguay, and Venezuela. The independent distributors are wholly responsible for obtaining regulatory approval of the Company's Saliva HIV Test Kits in the relevant countries. Although the Company expected decisions regarding the approval of its Saliva HIV Test Kit by the relevant regulatory authorities in the above-referenced countries by the end of the year, it is questionable that such decision will be forthcoming until the early part of next year.

Any foreign manufacturers with whom the Company contracts to produce components for its Saliva HIV Test Kits will be required to comply with the relevant regulations of the countries in which they operate.

MANUFACTURING

In 1997, the Company was directed by the FDA to cease all manufacturing at company facilities until such time as its quality control procedures were brought into compliance. The Company currently does not manufacture any products at its facilities. At this time, the Company has not applied for or received approval from the FDA to manufacture products at its facilities. The Company believes that with appropriate upgrades and modifications its facilities and procedures will be in compliance with these requirements, and the Company will be permitted to begin manufacturing. The Company will however not do any further alterations to its facilities until appropriate funding is forthcoming. When the required funding is received, the Company will retain the services of professionals versed in GMP compliances and others versed in the manufacture procedures and the controls and correctives required to produce a quality product.

The components used in the manufacture of the Company's Saliva Collector and HIV Saliva Test Kits are readily available from suppliers located in North America, Europe, Asia, and the Caribbean.

The Company has a license and supply agreement with a company in Massachusetts relating to the manufacture and marketing of its Saliva Collector device. The term of this agreement is the life of the Company's Saliva Collector patent, and it provides for royalty payments of 10 percent of the net selling price of the device to third parties. The agreement also provides for the supply of Saliva Collectors to the Company at a specified price. The Company believes that other firms or the Company would be able to manufacture the Saliva Collector on terms no less favorable than those set forth in the agreement with the Massachusetts company in the event that this contractor were to be unable to manufacture this product.

The Company is currently negotiating with a company in Alberta, Canada, which has a manufacturing subsidiary in the Caribbean, for the supply of membrane and antigen components of the Company's Saliva HIV Test Kits. The Company believes that other firms would be able to manufacture these components to the Company's specifications.

The Company currently has no collaborative partners that will manufacture any of its future products.

COMPETITION

The markets in which the Company's products participate or will participate are highly competitive. The Company is aware of certain other entities, specialized biotechnology firms, as well as universities and other research institutions, which have patented, developed, or are developing technologies and products that are competitive with the Company's products and technologies. These entities, most of which are established, have substantially greater research, marketing and financial resources than the Company. The Company expects that the number of products competing with its actual and proposed products will increase as the potential benefits of the Company's technologies become more widely recognized.

SALIVA HIV TEST KIT

Competition in the diagnostic testing market is intense and expected to increase. Within the United States, the Company will face competition from a number of well-established manufacturers of blood-based, urine-based, and saliva-based HIV tests. In addition, the Company may face intense competition from competitors with significantly greater financial, marketing and distribution resources than the Company.

The suppliers of blood-based HIV tests in the United States include Abbott Laboratories ("Abbott"), Organon-Teknika Corporation ("Organon-Teknika"), Ortho Clinical Diagnostics ("Ortho") and Bio-Rad Laboratories ("Bio-Rad"). All of these companies have many years of HIV market experience, and they typically offer a number of different testing products. Abbott, Bio-Rad and Ortho currently sell FDA-licensed blood-based HIV tests on the market in the United States.

Calypte Biomedical Corp., has obtained FDA approval of an HIV urine test for use in professional laboratories. Abbott has publicly announced urine capability for an HIV test.

OraSure Technologies, Inc., formerly Epitope, Inc., markets an FDA approved saliva HIV test. Saliva Diagnostics, Inc. also markets a saliva HIV test.

Essentially all of the Company's competitors actively market their diagnostic products outside of the United States. In addition, outside of the United States, where the regulatory requirements for HIV screening tests are less demanding than those of the FDA, a much wider range of competitors can be found. Manufacturers from Japan, Canada, Europe, and Australia offer a number of HIV screening tests in those markets that are not approved for sale in the United States market. There can be no assurance that the Company's Saliva HIV Test will compete effectively against these products in foreign markets.

SALIVA ANTHRAX ANTIBODY TEST

The Company is not aware of any commercially available rapid test for Anthrax infection. Until recently, the only available tests have been laboratory tests that are performed by medical professionals, and take 2-3 days for results. On November 5, 2001, the Mayo Clinic announced that it had developed a DNA laboratory test for Anthrax that takes one hour. While this test will substantially shorten the time between sample collection and test results, samples will still have to be shipped to laboratories. The Company's Saliva Anthrax Test will be designed to give on-the-spot results in 5 to 10 minutes. Americare at this time is not seeking approval for the use of its technology in connection with the detection of the anthrax body invasion using its antibody ELISA strip technology. If and when appropriate funds are made available the

Company will proceed with the completion of the research and development of the antibody test for anthrax and make the appropriate application to the FDA for approval and subsequent distribution and manufacturing.

BLOOD GLUCOSE MONITORING SYSTEM

The medical device industry is subject to intense competition. Four companies, Roche Diagnostics, LifeScan, Inc., a division of Johnson & Johnson, Bayer Corporation, and MediSense, a division of Abbott Laboratories, currently account for approximately 90 percent of worldwide sales of blood glucose self-monitoring systems. Cygnus, Inc. has an FDA approved non-invasive blood glucose-monitoring device. All of these competitors' products, except one, use an electronic meter or reader and disposable test strips to test blood obtained by pricking the finger or, in some cases, the forearm.

Abbott Labs, the largest of the diagnostic and medical device companies, is co-developing a continuous glucose monitor with SpectRX. Inverness Medical Technology also makes blood glucose monitors and glucose test strips under its own brands and for private label retailers such as Rite Aid, Walgreens and Wal-Mart. LifeScan, Inc. (Johnson & Johnson) also makes blood glucose monitors and strips.

TRANSDERMAL DRUG DELIVERY

Transdermal drug delivery is highly competitive. All transdermal drug delivery products being developed by the Company will face competition both from conventional forms of drug delivery (i.e., oral and injectable), other transdermal products, and possibly alternate forms of drug delivery, such as controlled release oral delivery, inhalation, transmucosal delivery, liposomes and implants. The Company, therefore, will face potential competition from numerous pharmaceutical companies, many of which have greater financial resources, technical staffing and manufacturing and marketing capabilities.

Competition in drug delivery systems is generally based on a company's marketing strength, product performance characteristics (i.e., reliability, safety, patient convenience) and product price. Acceptance by physicians and other health care providers, including managed care groups, is also critical. With evolving technology, there can be no assurance that additional product introductions or developments by others will not render the Company's products or technologies noncompetitive or obsolete.

The Company faces competition from a number of companies in the development of transdermal and transmucosal drug delivery products, and competition is expected to intensify as more companies enter the field. Competitors include Alza Corporation, Elan Corporation, p.l.c., Watson Pharmaceuticals, Inc., Mylan Pharmaceuticals, Inc., LTS Lohmann Therapie-Systeme AG, Ethical Holdings, p.l.c., Johnson & Johnson, Schering-Plough Corporation, 3M Corporation, Groupe Fournier and others. These companies are substantially larger than the Company and have greater financial and research and development resources than the

Company, as well as greater experience in developing and commercializing pharmaceutical products.

Several companies are working to deliver insulin without needles. Aradigm is collaborating with Novo Nordisk to develop inhaled insulin. Inhale Therapeutics is developing inhaled insulin with Pfizer. Eli Lilly has an agreement with Dura Pharmaceuticals to develop inhaled insulin. Canadian-based Generex Biotechnology is developing orally delivered insulin. Becton Dickinson makes insulin delivery products - needles, lancets and syringes - that are used daily by millions of diabetics.

The Company will also be competing with other drug delivery companies in the establishment of business arrangements with large pharmaceutical companies to assist in the development or marketing of products.

SALIVA H. PYLORI TEST

The H-Pylori (Peptic Ulcer Disease) testing market is very competitive. SmithKline markets an H. Pylori blood test. Trinity Biotech, p.l.c. has an FDA approved rapid test for H. Pylori that uses whole blood samples. Mayo Medical Laboratories has a urea H. Pylori breath test that requires lab analysis. Quidel Corp. has received FDA clearance to market a point-of-care rapid H. Pylori blood test. Meridian Bioscience, Inc. has a rapid direct antigen test that identifies active H. Pylori from stool samples.

All of these H. Pylori tests have inherent problems. Blood tests only test for antibodies, which are not necessarily indicative of active H-Pylori infection. The urea breath test requires patients to fast prior to testing, and requires lab testing of the sample that can take anywhere from 24 hours to several days. For obvious reasons, the Company believes that stool testing is not an attractive methodology. Of course, endoscopy, which is administered by a specialist in gastroenterology, is invasive, extremely discomforting, and expensive.

The Americare Diagnostics Saliva H. Pylori test takes 5 to 7 minutes, is non-invasive, identifies active H. Pylori infection, and can be used post-treatment to determine if the H-Pylori infection has been eradicated.

PATENTS AND PROPRIETARY RIGHTS

There is no assurance that any patent obtained will be effective in excluding all others from using our technology. Our failure to obtain patent protection, or illegal use by others of any patents we may obtain, may have an adverse effect on our business, financial condition and operating results. In addition, the laws of certain foreign countries do not protect proprietary rights to the same extent as the laws of the United States.

The costs of prosecuting or defending patent infringement claims are significant. There is no assurance that patent infringement claims will not be asserted or prosecuted against us. Even if we obtain patent protection for our products, the validity of any patents may be challenged. Any such claims, with or without merit, could be time-consuming and costly to defend, and could divert management's attention and focus.

The Company currently owns the following four patents:

1. United States Patent No. 5,756,117, A Multidose Transdermal Drug Delivery System, application filed August 10, 1992, patent issued May 26, 1998, and expiration date August 10, 2015;

2. United States Patent No. 6,024,975, Method for Transdermally Administering High Molecular Weight Drugs with a Polymer Skin Enhancer, application filed November 12, 1996, patent issued February 15, 2000, and expiration date November 12, 2016;

3. United States Patent No. 5,910,122, Saliva Collector with Aspirating Pipette, application filed June 4, 1997, patent issued June 8, 1999, and expiration date June 4, 2017; and

4. Canadian Patent No. 2,185,555, Integrated Systems for Biological Fluid Constituent Analysis, application filed March 14, 1995, patent issued December 14, 1999, and expiration date March 14, 2015.

The Company's affiliates Americare Diagnostics, Inc. and Americare International Diagnostics, Inc., and a related entity, Americare Technologies, Inc., own the technologies embodied in the following United States patents:

1. United States Patent No. 5,443,080, Integrated System for Biological Fluid Constituent Analysis, application filed December 22, 1993, patent issued August 22, 1995, expiration date August 22, 2012, and owned by Americare Diagnostics, Inc.;

2. United States Patent No. 5,462,064, Integrated System for Biological Fluid Constituent Analysis, application filed March 14, 1994, patent issued October 31, 1995, expiration date October 31, 2012, and owned by Americare Diagnostics, Inc.;

3. United States Patent No. 5,404,614, A Selectable Dosage Transdermal Drug Delivery System, application filed January 6, 1994, patent issued April 11, 1995, expiration date April 11, 2012, and owned by Americare Technologies, Inc.;

4. United States Patent No. 5,336,213, A Selectable Dosage Transdermal Delivery System, application filed September 28, 1992, patent issued August 9, 1994, expiration date August 9, 2011, and owned by Americare Technologies, Inc.;

5. United States Patent No. 5,505,957, A Selectable Dosage Transdermal Delivery System, application filed April 22, 1994, patent issued April 9, 1996, expiration date April 9, 2013, and owned by Americare Technologies, Inc.;

6. Patent No. 5,614,212, A Method of Transdermally Administering High Molecular Weight Drugs with a Polymer Skin Enhancer, application filed October 19, 1993, patent issued March 25, 1997, expiration date March 25, 2014, and owned by Americare Technologies, Inc.;

7. United States Patent No. 5,932,240, A Multidose Transdermal Drug Delivery System, application filed December 8, 1997, patent issued August 3, 1999, expiration date December 8, 2017, and owned by Americare Technologies, Inc.; and

8. Patent No. 5,989,840, Estimation of Active Infection by Helicobacter Pylori, application filed May 29, 1997, patent issued November 23, 1999, expiration date May 29, 2017, and owned by Americare International Diagnostics, Inc.

There are currently no license agreements between the Company and its affiliates relating to any of the above-listed patents.

EMPLOYEES

The Company currently has four full-time employees and two full-time consultants. For the past several years, the efforts of these employees and consultants have been focused on handling the Company's legal affairs, in particular the various pieces of litigation in which the Company and its President have been involved as both Plaintiff and Defendant. The Company is not subject to any collective bargaining agreement, and believes that its relationship with its employees is good.

FACTORS AFFECTING OPERATING RESULTS

This Registration Statement contains forward-looking statements that involve risks and uncertainties. The statements contained herein that are not purely historical are forward-looking statements. Wherever possible, we have identified these forward-looking statements by words such as "plans," "believes," "anticipates," "expects," "intends," or similar language. All forward-looking statements included in this document are based on information available to us on the date of this document. Our actual results may differ materially as a result of certain factors, including those set forth hereafter and elsewhere in this Registration Statement. Potential investors should consider carefully the following factors, as well as the more detailed information contained elsewhere in this document, before making a decision to invest in the common stock of the Company. The Company, as required by federal securities laws, will disclose future material developments relating to information disclosed herein.

RISK FACTORS

LIMITED OPERATING HISTORY; ACCUMULATED DEFICIT; NEED FOR ADDITIONAL CAPITAL

There is limited historical financial information about the Company upon which to base an evaluation of its performance, or to make a decision regarding an investment in shares of its common stock. The Company has shareholders' deficits of $4,285,323 through June 30, 2001, $2,879,225 through June 30, 2000,

$1,273,160 through June 30, 1999, $3,659,580 through December 31, 2000, and
$2,098,869 through December 31, 1999. The Company's cash and equivalents balances were $0 at June 30, 2001, $0 at June 30, 2000, $0 at June 30, 1999, and $0 at December 31, 2000. Our use of cash in operations was $1,088,404 for the year ended December 31, 2000, $358,072 for the year ended December 31, 1999, $171,378 for the year ended December 31, 1998, $410,066 for the six months ended June 30, 2001, and $905,568 for the six months ended June 30, 2000.

The Company does not have sufficient funds to cover operations for the next 12 months. It is dependent on Dr. D'Angelo, his family and affiliated entities to fund its cash needs. No funds are currently being generated by the Company from operations, current monthly cash needs are approximately $69,000, and this amount is not expected to decrease over the next 12 months.

We do not know if our products and processes will achieve significant levels of marketing acceptance. Our business is subject to all of the problems, expenses, delays and risks inherent in the establishment of a new business enterprise, including limited capital resources, delays in product development, uncertain market acceptance, and the absence of any operating history. Therefore, there is no assurance that our business or products will be successful, or that we will be able to achieve or maintain profitable operations.

The Company will be required to make large investments in research and development, and spend additional money to maintain and expand its marketing efforts. We are currently seeking debt and/or equity financing to provide the necessary capital for these efforts. We cannot be sure that equity financing will be available on acceptable terms, if at all. If such financing is not available on satisfactory terms, we may be unable to continue, develop or expand our business, complete development of new products, or penetrate existing markets at the rate desired, and our operating results may be adversely affected. Equity financing would result in additional dilution to existing shareholders.

MARKET RISKS OF A NEW BUSINESS

We have formulated our business strategies based on certain assumptions regarding the marketability of our products and processes to potential customers. The Company believes that there is market demand for safe, cost-effective, easy to use, and non-invasive diagnostic tests and medical devices as alternatives to currently available invasive and more expensive diagnostic tests and devices. Any future success of the Company may depend upon several factors, including changes in governmental regulation, increased levels of competition within the technology fields we are attempting to penetrate, changes in general economic conditions, and increases in operating costs.

We have only two marketable products, the Saliva Collector and the Saliva HIV Test, which currently cannot be sold in the United States. Through independent distributors, we are currently seeking regulatory approval of, and the right to market, our Saliva HIV Test Kit in Brazil, Argentina, Paraguay, Uruguay, and Venezuela. The independent distributors are wholly responsible for obtaining regulatory approval of our Saliva HIV Test Kit in the relevant countries. We expect that decisions regarding approval of our Saliva HIV Test will be rendered by the relevant regulatory authorities in the above-referenced countries by the end of the year. To date, the Company's Saliva HIV Test Kit, which includes the Saliva Collector, has not been approved for sale in any foreign country.

Any orders received from the above-referenced countries for the Company's Saliva HIV Test will be accompanied by assignable, divisible, and irrevocable letters of credit confirmed by a major bank in the United States. The Company's plan is to fund necessary raw material, purchasing, and manufacturing costs through the assignment of portions of any such letters of credit to lenders or suppliers.

RELIANCE ON LIMITED NUMBER OF PRODUCTS

All of our products are based on applications in the medical diagnostic testing and drug delivery industries. Although the applications vary from product to product, a decline in market demand in these industries could have a significant adverse impact on the Company. The Company has only two marketable diagnostic products, the Saliva Collector and the Saliva HIV Test, which currently cannot be sold in the United States. See section entitled "MARKET RISKS OF A NEW BUSINESS" immediately above.

DEPENDENCE ON MARKETING EFFORTS

We are dependent on our ability to market our products. We must increase the level of awareness of our products by devoting substantial management and financial resources to our marketing efforts, and we do not know if these efforts will be successful. Our marketing efforts are currently focused on the above-referenced South American countries through independent distributors.

DEPENDENCE ON KEY EMPLOYEES

We believe that our success will depend to a significant extent upon the efforts and abilities of Dr. D'Angelo, the Company's President. The loss of the services of Dr. D'Angelo would have a material adverse impact on our business, financial condition, and results of operations because D'Angelo, his family and affiliated entities currently fund the Company's operations. Dr. D'Angelo is also the inventor of all of the Company's proprietary technology, and his technical knowledge and know-how will be critical to the success of our future research and development efforts aimed at improving and/or commercializing our technologies. In addition, our future success will depend on our ability to attract and retain qualified technical and management personnel. The Company does not have written employment agreements with any of its employees or Dr. D'Angelo.

PATENTS, LICENSES AND INTELLECTUAL PROPERTY CLAIMS

Our success depends, in part, on our ability to obtain patents, licenses and other intellectual property rights for our products and technology. The Company currently has three issued United States patents, one issued Canadian patent, and one pending United States patent application. These patents are identified herein in the section entitled "Patents and Proprietary Rights," which discloses the issue and expiration dates of each patent. The process of prosecuting and obtaining a patent is long and expensive, and we cannot be sure that we will be able to prosecute pending and future patent applications to the point where patents are issued, that we will be able to protect our technology, or that the competition will not be able to develop similar technology. There are currently no pending or threatened claims or lawsuits against the Company for patent infringement. Although we do not believe that we have infringed on any patented technology, any successful infringement claim would materially and adversely affect our business, financial condition, and results of operations.

Henry B. Schur, a former employee of the Company, has filed an interference claim with the United States Patent and Trademark Office alleging that he, not Dr. D'Angelo, is the senior inventor of the Saliva Collector invention embodied in the Company's pending patent application. In view of the January 1999 court judgment that Schur misappropriated trade secrets relating to the Company's Saliva Collector technology, and the written conditions of Schur's employment with Americare Transtech, Inc. during the early to mid-1990s, the Company believes that its exclusive ownership of the technology has been established.

In the past, and likely in the future, litigation may be necessary to enforce patents issued to the Company, to protect the Company's trade secrets or know-how, to defend the Company against claimed infringement of the rights of others, and to determine the scope and validity of the proprietary rights of others. Any litigation could result in substantial cost and diversion of effort, which could have a material adverse impact on our financial condition and operating results. Adverse determinations in any litigation could result in the loss of proprietary rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties, or prevent us from marketing our products, any of which could have a material adverse impact on our financial condition and results of operations. We do not know if any license under a third party's intellectual property rights will be available to us on reasonable terms, if at all.

POSSIBLE VOLATILITY OF STOCK PRICE

The Company's common stock was traded on the Over the Counter Bulletin Board until it was delisted on August 1999. Since that time, the Company's common stock has traded on the Pink Sheets. Selling the Company's common stock may be difficult because of low or non-existent volume (small quantities of shares are bought and sold), and security analyst and news media coverage of the Company is almost non-existent. These factors could result in lower prices and larger spreads in the bid and ask prices for our shares. We believe that factors such as announcements of developments related to our business, fluctuations in our quarterly or annual operating results, failure to meet securities analyst expectations, general conditions in the marketplace and the worldwide economy, announcements of technological innovations or enhancements by us or our competitors, developments in patents or other intellectual property rights, and developments in our relationships with customers and suppliers could cause the price of our common stock to fluctuate, perhaps substantially. In recent years, the stock market has experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. These fluctuations could adversely affect the market price of the Company's common stock.

The following table summarizes quarterly price and volume information for the Company's common stock.

--------------------------------------------     ----------    --------------      ------------------
PERIOD                                           TOTAL              HIGH           LOW
                                                 VOLUME            CLOSE           CLOSE
--------------------------------------------     ----------    --------------      ------------------
1999
--------------------------------------------     ----------    --------------      ------------------
First Quarter
(through March 31, 1999)                         17,000               2            1 5/16
--------------------------------------------     ----------    --------------      ------------------
Second Quarter
(through June 30, 1999)                          284,400              5 3/4         2 1/4
--------------------------------------------     ----------    --------------      ------------------
Third Quarter
(through September 30, 1999)                     23,700              4 15/16        4 1/4
--------------------------------------------     ----------    --------------      ------------------
Fourth Quarter
(through December 31, 1999)                      12,500              1 15/16         1
--------------------------------------------     ----------    --------------      ------------------
2000
--------------------------------------------     ----------    --------------      ------------------
First Quarter
(through March 31, 2000)                         17,500               3 1/4         1 5/8
--------------------------------------------     ----------    --------------      ------------------
Second Quarter
(through June 30, 2000)                          6,500                1 3/4        1 1/4
--------------------------------------------     ----------    --------------      ------------------
Third Quarter
(through September 30, 2000)                     11,600                0.95        0.75
--------------------------------------------     ----------    --------------      ------------------
Fourth Quarter
(through December 31, 2000)                      33,530                0.75        0.58
--------------------------------------------     ----------    --------------      ------------------
2001
--------------------------------------------     ----------    --------------      ------------------
First Quarter
(through March 31, 2001)                         10,000                1.20        0.58
--------------------------------------------     ----------    --------------      ------------------
Second Quarter
(through June 30, 2001)                          11,200                1 1/4       0.58
--------------------------------------------     ----------    --------------      ------------------
Third Quarter
(through September 30, 2001)                     127,900                0.88       0.85
--------------------------------------------     ----------    --------------      ------------------


AUDITOR'S CONCERNS

The report issued by the independent certified public accountants that audited the financial statements of the Company at December 31, 2000, includes a paragraph that raises doubts as to our ability to continue in business. The financial statements as of that date do not include any adjustments that would be needed if we went out of business.

INSURANCE/PRODUCT LIABILITY EXPOSURE

The Company currently has no Product Liability Insurance. Since our focus is on diagnostic testing and drug delivery, not new drugs, our product liability exposure should not be great. With regard to our Saliva HIV Test, because HIV/AIDS results in almost certain death, there will always be a potential risk of persons who test HIV positive doing harm to themselves. As a result, the Company plans to seek approval of and market its Saliva HIV Test for Professional Use Only where there are procedures in place for pre-test and post-test counseling regarding HIV/AIDS.

The Company may be held liable if any of its products, or any product which is made with the use or incorporation of any of the technologies belonging to the Company, causes injury of any type or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. If the Company is sued for any injury caused by its products, its liability could exceed its total assets.

We intend to obtain product liability coverage before we begin to sell any of our products in large quantities, but there is no assurance that we will be able to obtain such insurance on acceptable terms. If we cannot obtain this insurance, we would be exposed to significant losses in the event someone is injured due to one of our products.

The Company currently does not maintain key-man life insurance on any of its employees. Nor does the Company maintain liability insurance for directors, officers, or employees.

COMPETITION

The markets in which we are seeking to compete are very competitive. We are aware of other companies, universities and research institutions that have patented, developed, or are developing products that are or may be competitive with our existing or planned products. The Company's principal competitors have considerably greater financial, technical, and marketing resources. As new products enter the market, the Company's products may become obsolete or a competitor's products may be more effective or more effectively marketed and sold than the Company's.

CONTROL BY MANAGEMENT

Dr. D'Angelo, his family, and affiliated entities currently own 76.1% of the Company's issued and outstanding shares. Dr. D'Angelo, his family, and affiliated entities also currently hold promissory notes totaling $2,600,000, plus $834,596 in accrued interest, from the Company and its subsidiary that are secured by the Company's assets. These notes are payable upon demand.


SOCIAL, POLITICAL, AND ECONOMIC RISKS ASSOCIATED WITH FOREIGN AND INTERNATIONAL TRADE

Currently, the Company's plan is to market and sell its products outside the United States. Social, political and economic conditions inherent in foreign operations and international trade may change, including changes in the laws and policies that govern foreign investment and international trade. To a lesser extent, social, political and economic conditions may cause changes in United States laws and regulations relating to foreign investment and trade. Social, political or economic changes could, among other things, make it more difficult or more expensive for us to sell our products in foreign countries. Accordingly, there is no assurance that changes in social, political or economic conditions will not have a substantial adverse effect on our business.

DIVIDENDS

The Company intends to retain future earnings to fund the operation and expansion of its business. We do not anticipate paying cash dividends on our shares in the foreseeable future, but we would consider doing so upon achieving profitability.

ABILITY TO DEVELOP NEW PRODUCTS

In order to become and remain competitive, the Company must commit substantial resources each year to research and development. The research and development process generally takes a significant amount of time from inception to commercial product launch. This process is conducted in various stages, and during each stage there is a substantial risk that the Company will not achieve its goals, and will have to abandon a product in which it may have invested substantial amounts. There can be no assurance that the Company will succeed in its future research and development efforts. If the Company fails to develop commercially successful products, or if competitors develop more effective products or a greater number of successful new products, customers may decide to use products developed by the Company's competitors.

ABILITY OF THE COMPANY TO DEVELOP PRODUCT DISTRIBUTION CHANNELS

The Company's sales will depend to a substantial degree on its ability to develop product distribution channels, and on the marketing abilities of the companies with which it collaborates. There can be no assurance that such companies will be able to distribute the Company's products, or that new distribution channels will be available on satisfactory terms and conditions.

ABILITY TO OBTAIN AND TIMING OF REGULATORY APPROVALS

The Company is subject to government controls on the development, manufacture, labeling, distribution and marketing of its products. The Company often must obtain and maintain regulatory approval for a product from a country's national health or drug regulatory agency before the product may be sold in a particular country. The submission of an application to a regulatory authority does not guarantee that it will grant a license to market the product. Each authority may impose its own requirements and delay or refuse to grant approval even though a product has been approved in another country.

In the Company's principal markets, the time taken to obtain approval varies depending on the nature of the application, and may result in the passage of a significant period of time from the date of application.

RELIANCE ON PATENTS AND OTHER PROPRIETARY RIGHTS

The diagnostics and drug delivery industries place considerable importance on obtaining patent, trademark, and trade secret protection, as well as other intellectual property rights, for new technologies, products and processes. The Company's success depends, in part, on its ability to develop and maintain a strong intellectual property portfolio for products and technologies both in the United States and in other countries. Litigation or other legal proceedings may be necessary to defend against claims of infringement or to enforce intellectual property rights, and could result in substantial costs and diversion of resources.

As appropriate, the Company intends to file patent applications and obtain patent protection for its proprietary technology. These patent applications and patents will cover, as appropriate, compositions of matter for the Company's products, methods of making those products, methods of using those products, and apparatus relating to the use or manufacture of those products. The Company will also rely on trade secrets, know-how and continuing technological advancements to protect its proprietary technology. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets and know-how.

The Company has incurred in the past, and may continue in the future to incur, substantial costs in asserting or protecting its intellectual property rights, or in defending suits against it related to intellectual property rights. Disputes regarding intellectual property rights could substantially delay product development or commercialization activities. Disputes regarding intellectual property rights might include state or federal court litigation as well as patent interference, patent reexamination, patent reissue, or trademark opposition proceedings in the United States Patent and Trademark Office. Opposition or revocation proceedings could be instituted in a foreign patent office. An adverse decision in any proceeding regarding intellectual property rights could result in the loss of the Company's rights to a patent, an invention, or trademark.

INTERNATIONAL MARKETING AND MANUFACTURING

The Company intends to devote significant resources to increase international sales of its Ana-Sal(TM) Saliva Collector and Saliva HIV Test. However, in the past, it has not had significant direct experience with the governmental regulatory agencies in foreign countries that control the sale of products into those countries. In addition to economic and political issues, a number of factors can slow or prevent international sales, or substantially increase the cost of international sales, including those set forth below:

      o Regulatory requirements may slow, limit, or prevent the offering of products in foreign jurisdictions;

      o Cultural and political differences may make it difficult to effectively market, sell and gain acceptance of products in foreign jurisdictions;

      o Inexperience in international markets may slow or limit the Company's ability to sell products in foreign countries;

      o Exchange rates, currency fluctuations, tariffs and other barriers, extended payment terms and dependence on and difficulties in managing international distributors or representatives may affect the Company's revenues even when product sales occur; and

      o The creditworthiness of foreign entities may be less certain and accounts receivable collection may be more difficult.

Factors such as economic and political conditions and foreign regulatory requirements may slow or prevent the manufacture of the Company's products in foreign countries.

                                INDEX OF EXHIBITS

Exhibit No. 2.1:           Certificate of Merger.*

Exhibit No. 2.2:           Corrected Certificate of Merger.*

Exhibit No. 2.3:           Articles of Merger of Old Americare Health Scan, Inc.
                           into Environmental Digital Systems, Inc., dated
                           December 23, 1996, and effective December 31, 1996.*

Exhibit No. 2.4:           Articles of Merger of Environmental Digital Systems,
                           Inc. into Americare Health Scan, Inc., dated December
                           27, 1996, and effective December 31, 1996.*

Exhibit No. 3.1:           Certificate of Incorporation of the Registrant.*

Exhibit No. 3.2:           Articles of Incorporation of the Registrant.*

Exhibit No. 3.3:           Form of Bylaws of Registrant.*

Exhibit No. 4.1:           Secured Promissory Note between the Company and Dr.
                           D'Angelo.*

Exhibit No. 4.2:           Secured Promissory Note between the Company and
                           Daycon Investors Associates, Inc.*

Exhibit No. 4.3:           Secured Promissory Note between the Company and
                           Americare Services, Inc.*

Exhibit No. 10.1:          Assignment by Americare Biologicals, Inc. to
                           Americare Health Scan, Inc. and Americare
                           International Diagnostics, Inc. dated June 16, 1997,
                           Re: Serial #75/106,456.*

Exhibit No. 10.2:          Assignment by International Medical Associates, Inc.
                           to Americare Technologies, Inc. dated June 23, 1997,
                           Re: Patent #5, 405,614.*

Exhibit No. 10.3:          Assignment by International Medical Associates, Inc.
                           to Americare Technologies, Inc. dated June 23, 1997,
                           Re: Patent # 5,505,957.*

Exhibit No. 10.4:          Assignment by International Medical Associates, Inc.
                           to Americare Technologies, Inc. dated June 23, 1997,
                           Re: Patent #5,336,213.*

Exhibit No. 10.5:          Assignment by International Medical Associates, Inc.
                           to Americare Health Scan, Inc., dated September 28,
                           2001, Re: Patent #5,756,117.*

Exhibit No. 10.6:          Assignment by Americare International Diagnostics,
                           Inc. to Americare Health Scan, Inc., dated September
                           28, 2001, Re: Patent #6,024,975.*

Exhibit No. 10.7:          Assignment by Joseph P. D'Angelo to Americare Health
                           Scan, Inc., dated September 28, 2001, Re: Canadian
                           Patent #2,185,555.*

Exhibit No. 10.8:          Business Lease between Universal Realty Development
                           Company and Americare Health Scan, Inc., dated
                           October 1, 2001.*

Exhibit No. 10.9:          Agreement between Avitar, Inc. and Americare Health
                           Scan, Inc., dated March 28, 2000.*

Exhibit No. 10.10:         Sales Agreement between Americare Biologicals, Inc.
                           and James DeSapio, dated January 13, 1997.*

Exhibit No. 10.11:         Sales and Distribution Licensing Agreement between
                           Americare Biologicals, Inc. and Global International
                           Equipment, Inc., dated January 17, 2001.*

Exhibit No. 10.12:         Agreement between Americare Biologicals, Inc. and
                           Gerhard Buckholz, dated May 13, 1999.*

Exhibit No. 10.13:         Sales and Distribution Licensing Agreement between
                           Americare Biologicals, Inc. and Theodore Pardo, dated
                           November 30, 2001.*

------------
* Previously filed January 11, 2002, with Amendment No. 3 of the Registration Statement -- Form 10-SB.

                                   SIGNATURE

In accordance with requirements of the Exchange Act, the Issuer caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Americare Health Scan, Inc.




                                             By: /s/ Joseph P. D'Angelo
                                                ------------------------------
                                                     Joseph P. D'Angelo, D.D.S.




DATED:  January 18, 2002.







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